SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K
                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                      -----------------------------------

                        For the month of October, 2003

                                  ISOTIS S.A.
            (Exact name of registrant as specified in its charter)
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                           18-20 AVENUE DE SEVELIN,
                                1004, LAUSANNE
                                  SWITZERLAND
                   (Address of Principal Executive Offices)
                   ----------------------------------------

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F   x                                Form 40-F
                    -----                                        -----

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                           No   x
                    -----                                        -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)


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                                  ISOTIS SA

          COMPLETION OF PLAN OF ARRANGEMENT AND RELATED TRANSACTIONS

          On October 27, 2003 (the "Effective Date"), in accordance with the Amended and Restated Arrangement Agreement dated as of June 25, 2003, as amended (the "Arrangement Agreement"), between IsoTis S.A., a company incorporated under the laws of Switzerland ("IsoTis") and GenSci Regeneration Sciences Inc ("GenSci Regeneration"), a company governed by the Company Act of British Columbia, Canada (the "Company Act"), among other things: (i) GenSci Regeneration transferred to IsoTis all outstanding shares of GenSci Orthobiologics, Inc., a Washington corporation ("GenSci US Subsidiary") and certain other GenSci Regeneration assets (the "Transferred Assets"), (ii) IsoTis undertook to issue 27,521,930 ordinary shares, nominal value CHF 1.00 each (the "IsoTis Exchange Shares"), in exchange for the Transferred Assets,
(iii) GenSci Regeneration redesignated its outstanding common shares without par value as "Class B Common Shares", and created a new class of 100,000,000 common shares, having the same rights and restrictions as the Class B Common Shares, called the "Class A Common Shares", and (iv) holders of Class B Common Shares became entitled to receive, in exchange for each Class B Common Share,
0.1 Class A Common Shares, and that number of IsoTis Exchange Shares equal to the quotient of the number of IsoTis Exchange Shares divided by the number of GenSci shares (excluding shares held by shareholders exercising dissent rights under the Company Act) issued and outstanding as of 2:00pm Vancouver time on the Effective Date. GenSci Regeneration may retain, and sell into the market, a number of IsoTis Exchange Shares sufficient to pay for tax liabilities that it may incur as a result of the transactions described above. In accordance with applicable Swiss laws, the IsoTis Exchange Shares were issued on October 29, 2003, following the approval of the issuance by the IsoTis Board of Directors.

          The foregoing actions were taken pursuant to the completion of a Plan of Arrangement under Section 252 of the Company Act, provided for by the Arrangement Agreement. The Plan of Arrangement was proposed by GenSci Regeneration and approved by the Supreme Court of British Columbia. Consequently, the IsoTis Exchange Shares issued pursuant to the Plan of Arrangement are exempt from the registration requirements of the U.S. Securities Act of 1933 (the "Securities Act"), pursuant to Section 3(a)(10) of the Securities Act.

          Also pursuant to the Arrangement Agreement, GenSci Regeneration changed its name to SMC Ventures Inc., and IsoTis has received conditional approval to list its ordinary shares, nominal value CHF 1.00 each (the "IsoTis Shares") on the Toronto Stock Exchange (the "TSX") under the ticker symbol "ISO". A definitive listing on the TSX is subject to meeting TSX requirements, including the delivery of documentation relating to the issuance of the IsoTis Exchange Shares. IsoTis Shares, including those issued pursuant to the Plan of Arrangement, are also listed on the SWX Swiss Exchange and Euronext Amsterdam NV stock exchanges under the ticker symbol "ISON".

          On October 27, 2003, IsoTis issued a press release announcing the completion of the transactions described above. A copy of the press release is attached as an exhibit hereto and is incorporated by reference herein.


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                        ISOTIS SHARES DEEMED REGISTERED

          Prior to the Effective Date, GenSci Regeneration common shares were voluntarily registered under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), pursuant to Section 12(g) of the Exchange Act. Pursuant to Rule 12g-3(a) under the Exchange Act, IsoTis Shares are deemed registered under Section 12(g) of the Exchange Act as of the Effective Date.

                              RECENT DEVELOPMENTS

          On September 23, 2003, IsoTis initiated a plan to restructure its operations to focus on orthobiology and apply a strict "medical devices" product development approach, and no longer pursue cell-based product development. Implementation of this restructuring plan is expected to result in IsoTis recognizing a restructuring charge of approximately E 0.5 million in the second half of 2003, relating to the termination of 19 Netherlands-based employees. As part of the restructuring, IsoTis is currently evaluating its options regarding certain of its fixed assets related to cell-based product development. IsoTis expects to complete its evaluation during the fourth quarter of 2003.

          On September 29, 2003, IsoTis was informed by one of its debtors that a E 0.7 million installment payment due September 30, 2003, could not be paid to IsoTis because of liquidity problems. On October 17, 2003, IsoTis reached agreement with the debtor that full payment of the amount outstanding will take place no later than November 30, 2003. Specific guarantees to this effect have been given.

          On October 9, 2003, the Dutch tax authorities requested a meeting with IsoTis to discuss a draft report prepared by the tax authorities, relating to the valuation of employee stock options granted by IsoTis in March 2000. The meeting has not been held as of the date hereof. In their draft report, the Dutch tax authorities argue that the exercise price for these stock options should have been at or closer to the initial public offering price for IsoTis' ordinary shares, determined as of October 2000. If this matter is not resolved in IsoTis' favor, IsoTis could be charged with a wage tax withholding tax claim of up to E 1.8 million (excluding any related interest and/or penalties). IsoTis believes it can support its view of the fair value of the stock options granted and will vigorously defend any tax claim, in litigation if this cannot be avoided. Accordingly, no amounts relating to this claim have been provided by IsoTis at this time.

          Following negotiations begun in early 2003, IsoTis entered into a research and development agreement with Twente University ("Twente") in the first half of October, 2003, whereby IsoTis will permanently transfer 14 research employees to Twente. The research group will focus on biomaterial research and the biology of musculo-skeletal tissues. IsoTis has committed
E 4 million to Twente for ongoing costs and research performed by the group until December 31, 2006. In addition, IsoTis has agreed to provide the temporary use of certain assets. In exchange, IsoTis will own or have access to programs or products the new group develops.

          On October 14, 2003, the U.S. Bankruptcy Court confirmed GenSci US Subsidiary's Chapter 11 Plan of Reorganization, resulting in GenSci US Subsidiary's emergence from bankruptcy protection. This ruling in effect finalized the Settlement Agreement between GenSci US Subsidiary, GenSci Regeneration and Osteotech, Inc. ("Osteotech"), dated May 30,


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2003, as amended, relating to prior litigation with Osteotech. In addition, under the terms of the Plan of Reorganization, certain creditors of GenSci US Subsidiary had a choice as to the manner in which their claims were settled. Of such creditors, who could select payment under either "Option A" or "Option B" of the Plan of Reorganization, the majority selected Option B. These elections reduced the outstanding claims shown as Current and Long Term Liabilities Subject to Compromise by U.S.$1.8 million, as compared to the Unaudited Pro Forma Condensed Combined Statement of Financial Position as of June 30, 2003 contained in the Information Circular (defined below).

          Under the terms of the Arrangement Agreement, GenSci Regeneration assigned to Isotis a license agreement with BioInterfaces, Inc ("BioInterfaces"), for the use of certain proprietary technology. Isotis exercised its option, granted under the license agreement, to purchase the proprietary technology for cash consideration of $950,001, in accordance with an asset purchase agreement between Isotis and BioInterfaces effective October 27, 2003. BioInterfaces is part-owned by an individual who is currently a consultant of GenSci, and who will become an employee of Isotis subsequent to the completion of the transactions described above.

                          INCORPORATION BY REFERENCE

          As more fully described below, certain sections of this Form 6-K constitute part of a prospectus covering securities that have been registered under the Securities Act.

          The section of this Form 6-K entitled "Recent Developments" is incorporated by reference into the Registration Statement on Form S-8 of IsoTis (the "IsoTis Form S-8") and the related prospectus prepared pursuant to
Section 10(a) of the Securities Act (the "Section 10(a) Prospectus"), each dated October 30, 2003, and relating to the offer and sale of IsoTis Shares to participants of the IsoTis SA Stock Option Plan 2003/2.

          The following sections of the information circular dated September 1, 2003 (the "Information Circular"), relating to the transactions described above, distributed to shareholders of IsoTis and GenSci Regeneration, furnished by IsoTis under this Form 6-K and attached hereto as Exhibit 99.2, are incorporated by reference into the IsoTis Form S-8 and the related Section 10(a) Prospectus: "Information Regarding the Combination", "Information Regarding IsoTis", "IsoTis SA" financial statements on pages F-19 through F-54, "The Modex Group" financial statements on pages F-55 through F-87, "GenSci Regeneration Sciences Inc." financial statements on pages F-88 through F-133.

          This Form 6-K includes a conformed version of the Report of the Group Auditors to the Directors of IsoTis dated August 28, 2003, with respect to the consolidated financial statements of Modex Therapeutics S.A.; this conformed version was prepared solely for the purposes of supplementing IsoTis' Registration Statement on Form S-8 and the Section 10(a) prospectus dated October 30, 2003.

          The following sections of the Information Circular are furnished with respect to the Form S-8 and the related Section 10(a) Prospectus: "IsoTis SA Unaudited Pro Forma Condensed Consolidated Combined Financial Statements" (excluding the compilation report of Ernst & Young Ltd, dated September 1,
2003) and "GenSci Regeneration Sciences Inc.


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Unaudited Pro Forma Consolidated Financial Statements June 30, 2003"
(excluding the compilation report of Ernst & Young LLP, dated September 1,
2003).


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                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 30, 2003.
IsoTis S.A.


                                           By  /s/ Pieter Wolters
                                              --------------------------------
                                              Name:  Pieter Wolters
                                              Title:  Chief Financial Officer




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                                 EXHIBIT INDEX


Exhibit No         Description
----------         ------------

99.1 Press Release: Isotis/GenSci Merger Complete: "IsoTis OrthoBiologics" Emerges as a Major New Global Player, dated October 27, 2003.

99.2               Information Circular.




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